Filed pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934, as amended Filer: Wisconsin Energy Corporation Filer's Commission File No.: 001-09057 Subject Company: Integrys Energy Group, Inc. Commission File No.: 1-11337 Date: June 23, 2014 The following combined fact sheet is available on Wisconsin Energy Corporation's internal and external website.

WISCONSIN ENERGY to acquire INTEGRYS HEADQUARTERS HEADQUARTERS Chicago, Illinois Milwaukee, Wisconsin EMPLOYEES EMPLOYEES 5,000 4,300 FY 2013 FINANCIAL HIGHLIGHTS FY 2013 FINANCIAL HIGHLIGHTS Total revenue: $5.6 billion GAAP EPS: $4.39 Total revenue: $4.5 billion GAAP EPS: $2.51 CUSTOMERS CUSTOMERS 2.2 million metered customers 1.1 million electric 1.1 million natural gas 2.1 million metered customers 0.4 million electric 1.7 million natural gas REGULATED UTILITIES REGULATED UTILITIES We Energies Wisconsin Public Service, Peoples Gas, North Shore Gas, Minnesota Energy Resources, Michigan Gas Utilities CAPACITY 5,987 MW of electric generation capacity CAPACITY TRANSMISSION & DISTRIBUTION 2,816 MW of electric generation capacity 45,597 miles of electric transmission and distribution lines 20,967 miles of gas transmission and distribution lines TRANSMISSION & DISTRIBUTION 25,100 miles of electric transmission and distribution lines 23,300 miles of gas transmission and distribution lines CREDIT RATING A2/Stable (Moody’s) A-/Stable (S&P) CREDIT RATING Baa1/Stable (Moody’s) A-/Stable (S&P) TICKER WEC TICKER TEG 1

T R A N S A C T I O N O V E R V I E W COMPANYN A M E WEC Energy Group, Inc. CO N S I D E R AT I O N Cash, stock and assumed debt transaction valued at $9.1 billion, or a total consideration of $71.47 per Integrys share Integrys shareholders will receive common stock at a fixed exchange ratio of 1.128 Wisconsin Energy shares plus $18.58 in cash per Integrys share; consideration mix of 74% stock and 26% cash OWNERSHIP Wisconsin Energy shareholders: 72% Integrys shareholders: 28% MANAGEMENT Gale Klappa will serve as chairman and CEO HEADQUARTERS Corporate headquarters in metropolitan Milwaukee, Wisconsin Operating headquarters in Chicago, Green Bay and Milwaukee CUSTOMERS More than 4.3 million metered gas and electric customers 1.5 million electric 2.8 million natural gas APPROVALS Integrys and Wisconsin Energy shareholders Federal and state regulatory agencies HSR clearance Other customary closing conditions EXPECTED CLOSING Summer 2015 A L E A D I N G M I D W E S T E L E C T R I C A N D G A S U T I L I T Y Integrys Gas and Electric Service Territory Wisconsin Energy Gas and Electric Service Territory map coming 2

SIGNIFICANT CUSTOMER BENEFITS »» Combination creates a larger, more diverse regulated utility company with the financial strength and technical depth to meet customers’ future energy needs. The combined company will: • Operate seven regulated electric and natural gas utilities across Wisconsin, Illinois, Michigan and Minnesota. • Become the 8th largest natural gas distribution company in the U.S. »» Brings together two well-regarded utility operators with complementary geographic footprints to create a larger, more diverse Midwest electric and natural gas delivery company with the operational expertise, scale and financial resources to meet the region’s future energy needs. • Wisconsin Energy is consistently ranked as one of the best companies in the nation for reliability and customer satisfaction. Wisconsin Energy was also named the nation’s most reliable utility in 2013. • Integrys has a strong track record of delivering safe, reliable service. »» Wisconsin Energy will maintain a strong commitment to Integrys’ service territories and local communities in which Integrys operates. • Combined entity committed to accelerated investment in Integrys territories, including their 5-year plan to invest up to $3.5 billion in infrastructure and operational initiatives. • Combined entity will continue to have a strong local presence and will maintain operating headquarters in Milwaukee, Green Bay and Chicago. Wisconsin Energy will maintain historic levels of community involvement and charitable contributions. FINANCIALLY COMPELLING FOR BOTH COMPANIES’ SHAREHOLDERS »» Provides Integrys shareholders attractive premium and opportunity to participate in the potential upside of the combined entity. »» Combination accretive to earnings per share in first full calendar year after closing and combined company positioned to deliver enhanced earnings growth long term. • Increased scale with higher concentration of regulated holdings expected to deliver strong, stable combined financial profile. • Combined company will have majority ownership of American Transmission Company. »» Provides opportunity to return additional value to Wisconsin Energy shareholders through dividend program. • Upon closing, Wisconsin Energy expects a further dividend increase for its shareholders to reflect the dividend policy of the combined company. • In future years, the projected payout target for the combined company will be 65-70% of earnings. 3

C A U T I O N A R Y S TAT E M E N T S R E G A R D I N G F O R W A R D - LO O K I N G I N F O R M AT I O N This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Wisconsin Energy and Integrys and the combined businesses of Integrys and Wisconsin Energy and certain plans and objectives of Wisconsin Energy and Integrys with respect thereto, including the expected benefits of the proposed merger. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed merger; the possibility that the expected synergies and value creation from the proposed merger will not be realized, or will not be realized within the expected time period; the risk that the businesses of Wisconsin Energy and Integrys will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; the possibility that the proposed merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions; the risk that financing for the proposed merger may not be available on favorable terms; and the risk that Integrys may not complete the sale of Integrys Energy Services. These forward-looking statements are based on numerous assumptions and assessments made by Wisconsin Energy and/or Integrys in light of their experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that each party believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this communication. Neither Wisconsin Energy nor Integrys assumes any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties at Wisconsin Energy can be found in Wisconsin Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K. A further list and description of risks and uncertainties at Integrys can be found in Integrys’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K. A D D I T I O N A L I N F O R M AT I O N A N D W H E R E T O F I N D I T The proposed merger involving Wisconsin Energy and Integrys will be submitted to the respective shareholders of Wisconsin Energy and Integrys for their consideration. In connection with the proposed merger, Wisconsin Energy will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for the shareholders of Wisconsin Energy and Integrys to be filed with the Securities and Exchange Commission (the “SEC”), and each of Wisconsin Energy and Integrys will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed merger with the SEC. Wisconsin Energy and Integrys urge investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Wisconsin Energy at Wisconsin Energy Corporation, Corporate Secretary, 231 W. Michigan St., P.O. Box 1331, Milwaukee, WI 53201, or from Integrys at Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601. PA R T I C I PA N T S I N S O L I C I TAT I O N This communication is not a solicitation of a proxy from any investor or shareholder. Wisconsin Energy, Integrys and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective shareholders of Wisconsin Energy and Integrys in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Wisconsin Energy and Integrys in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Wisconsin Energy’s executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 21, 2014. You can find more information about Integrys’s executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 27, 2014. You can obtain free copies of these documents from Wisconsin Energy and Integrys using the contact information above. N O N - S O L I C I TAT I O N This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. 4